MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, New York
Tel: (516) 812-2000
Fax: (516) 812-1703

                April 23, 2008

VIA EDGAR AND FEDERAL EXPRESS
Mr. John Cash
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MSC Industrial Direct Co., Inc.
Form 10-K for Fiscal Year Ended September 1, 2007
File No. 1-14130

Dear Mr. Cash:

The following sets forth the responses of MSC Industrial Direct Co., Inc. (“we” or the “Company”) to the comments of the Staff contained in the letter dated March 18, 2008 (the “Comment Letter”).  For your convenience and to facilitate your review, we have set forth herein the comments contained in the Comment Letter followed by our response.

Critical Accounting Estimates – Inventory Valuation Reserve, page 34

1.
We note you have increased the reserve for slow-moving inventory.  Please tell us the amount of the reserve in each of the periods presented in your most recent 10-K and 10-Q and how you have determined the reserve is adequate given the average inventory turnover of approximately 130 days.

The inventory reserve for the periods presented in our most recent Forms 10-K and 10-Q are as follows:

As of the Period Ended           Inventory Reserve Amount

03/01/08                                           $11,500,000
09/01/07                                             11,400,000
08/26/06                                             11,800,000

Mr. John Cash
April 23, 2008

We operate in the Maintenance, Repair and Operation (“MRO”) industry, and our products are typically not exposed to the risk of obsolescence due to technology changes.  However, some of our products do have a limited shelf life, and from time to time we add and remove items from our catalogs, brochures or website for marketing and other purposes.  In addition, we carry varying levels of customer specific inventory.  Our business model is founded on the premise that we will be able to fulfill orders for products on the same day the order is received.  In order to accomplish this, we need to maintain high levels of inventory for same day shipment for over 550,000 stock keeping units across all four of our customer fulfillment centers.  Maintaining our current same day order fill rate at the 99% level requires stocking inventories at higher levels resulting in inventory turns in the 2.8 range.  We typically reserve for our slow moving inventory and inventory for which we have in excess of a 12 months supply at higher rates than other inventory.  As a result, we increased our reserve to account for a slightly higher level of slow moving inventory in our J&L Industrial Supply (“J&L”) business as we continued to integrate the operations of J&L, removed items from the J&L catalog and streamlined our product offerings.  Because we have been in the MRO distribution business for over 66 years, we have a great deal of history to aid in the determination of items that have a higher risk of obsolescence and in the establishment of appropriate reserve levels.  Periodically, we perform a detailed analysis at the product line level to determine the reserve requirements based on qualitative and quantitative factors.   Some of the factors taken into consideration are our ability to sell the products through our discount brochures and our ability to return to vendors or require customers to purchase the customer specific inventory.  We believe that based on our analysis and extensive history the inventory reserve is adequate.

Note 3- Acquisitions, page 49

2.
We note your disclosures regarding the acquisition of J&L America, Inc. in the 10-K and also in the 8-K/A filed on August 22, 2006.  Please tell us and disclose in future filings the factors that contributed to a purchase price that resulted in such significant goodwill.  See paragraph 51(b) of SFAS 141.

The Company acquired J&L on June 8, 2006 in an effort to capitalize on a highly synergistic opportunity which would create significant cross-selling opportunities across the customer bases of both companies and generate cost reduction opportunities.  In addition, the acquisition provides the Company with increased purchasing power in all areas of our business.   J&L was a leading national distributor of metalcutting and finishing supplies with a customer base of over 74,000 customers and a product offering that includes the top brands in metalworking.

There was significant competitive pressure in the marketplace at the time J&L was offered for sale, including several financial bidders seeking acquisition candidates in our industry.  We believed that this market demand would increase the purchase price for J&L, which was being offered for sale in a competitive auction, and took this into

Mr. John Cash
April 23, 2008

consideration in determining the purchase price the Company would offer to pay for J&L and the impact the price would have on our return on investment. We believed that cost saving synergies would enable the Company to outbid such financial bidders, and that the estimated overall multiple of cash flow that we were willing to pay in order to win the auction for J&L would be greatly reduced through the achievement of those cost synergies.

After the close of the acquisition, in accordance with SFAS 141, the Company utilized the services of an independent valuation firm to assist in determining the fair market value of J&L’s assets, including identifiable intangible assets, which include contract rights, customer relationships, trademarks and the J&L website. As such, we believe that amounts allocated to these intangible assets are appropriate. The Company utilized the results of the valuation analysis in connection with its financial reporting and the allocation of a significant portion of the purchase price to goodwill. The following is a list of the major factors that contributed to this determination:

•
The Company was confident that the J&L business model provided a unique opportunity for us to easily integrate the two operations and realize synergies that will result in significant post-integration cost savings;

•
J&L’s technical expertise and value added solutions in metalworking will benefit the Company’s existing customers and the combination will increase our value basket and allow us to leverage the best attributes of both companies across the combined customer base; and

•	The acquisition helped the Company to expand its sales footprint by enhancing our presence in the central United States and establishing a presence in Europe for the first time.

The Company believes that these factors provide the rationale for acquiring J&L at a purchase price that resulted in significant goodwill.  We will include these factors in future filings, as necessary.

3.	We note your reference to the independent valuation consultant. Please revise future filings to include a written consent as an exhibit or remove this reference from the filing.

We will remove the reference to the independent valuation consultant from all future filings.

Mr. John Cash
April 23, 2008

Note 6 – Income Taxes, page 51

4.
We note the discussion of your foreign operations throughout the filing; however foreign taxes are not addressed in your income tax footnote.  Please tell us how your current disclosures are compliant with SFAS 109.

Our foreign tax expense represents less than 1% of total tax expense. Therefore, we believe that in accordance with S-X4-08(h)(1), separate disclosure of our foreign tax expense is not required.

If you have any questions, please do not hesitate to contact me at (516) 812-1893.

            Very truly yours,

            MSC Industrial Direct Co., Inc.

            By:  /s/ Charles Boehlke
            Name: Charles Boehlke
            Title:   Executive Vice President and Chief Financial Officer

cc: Bret Johnson, Division of Corporation Finance